INDY BRAND CLOTHING, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND DECEMBER 31, 2018

INDY BRAND CLOTHING, LLC
TABLE OF CONTENTS



GILBERT & STEWART
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION
ESTABLISHED 1974

RANDEL A HEATON, CPA
LYNN A. GILBERT, CPA
JAMES A. GILBERT, CPA
BEN H PROBST, CPA
RONALD J. STEWART, CPA

SIDNEY S. GILBERT, CPA
JAMES E. STEWART, CPA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

February 13, 2020

To the Members
Indy Brand Clothing, LLC
American Fork, UT 84606

We have reviewed the accompanying financial statements of Indy Brand Clothing, LLC. (a limited liability company), which comprise the balance sheet as of December 31, 2019, and December 31, 2018, and the related statements of income, statement of changes in members' equity, and cash flows for the years then ended and the related notes to the financial statements. A review primarily includes applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting if we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Gilbert & Stewart

GILBERT & STEWART
Certified Public Accountants

1

AMERICAN FORK OFFICE
85 NORTH CENTER STREET
AMERICAN FORK, UT 84003
(801) 756-9666
FAX (801) 756-9667

PROVO OFFICE
190 WEST 800 NORTH #100
PROVO, UT 84601
(801) 377-5300
FAX (801) 373-5622

HEBER OFFICE
45 SOUTH MAIN ST
HEBER, UT 84032
(435) 654-6477
FAX (801) 373-5622

WWW.GILBERTANDSTEWART.COM

INDY BRAND CLOTHING, LLC
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

ASSETS

	12/31/2019	12/31/2018
Current Assets		
Cash and Equivalents	$8,938	$21,439
Accounts Receivable - Trade (Net of Allowance)	-	-
Inventory	45,392	-
Prepaid Expenses	24,919	24,919
Total Current Assets	79,249	46,358
Property, Plant & Equipment (Net of Depreciation)	18,408	23,991
Total Assets	$97,657	$70,349

LIABILITIES AND MEMBERS' EQUITY

	12/31/2019	12/31/2018
Current Liabilities		
Accounts Payable	$ 13,546	$ -
Credit Card Payable	67,613	63,778
Accrued Expenses	1,559	1,527
Note Payable (Related Party)	30,744	-
Current Portion of Note Payable	23,456	-
Total Current Liabilities	136,918	65,305
Long-Term Liabilities		
Note Payable	72,512	-
Total Long-Term Liabilities	72,512	-
Total Liabilities	209,430	65,305
Members' Equity		
Members' Capital	(111,773)	5,044
Total Members' Equity	(111,773)	5,044
Total Liabilities and Members' Equity	$97,657	$70,349

See accountant's report and notes to financial statements.

INDY BRAND CLOTHING, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Year Ended 12/31/2019	Year Ended 12/31/2018
Sales	$1,639,949	$983,703
Less Discounts	92,588	49,052
Net Sales	1,547,361	934,651
Cost of Sales	685,761	408,700
Gross Profit	861,600	525,951
General and Administrative Expenses		
Advertising and marketing	682,662	329,694
Auto	-	3,080
Bank Charges	12,395	2,074
Depreciation	5,583	5,451
Legal and professional	3,940	4,250
Office	6,086	6,859
Payroll	92,073	91,982
Rent	29,866	19,140
Repairs and maintenance	77	100
Travel	2,187	10,812
Utilities	-	329
Miscellaneous	2,110	2,677
Total general and administrative	836,979	476,448
Income from Operations	24,621	49,503
Other Income (Expense)		
Other Income	-	6,400
Net Income	$24,621	$55,903

See accountant's report and notes to financial statements.

INDY BRAND CLOTHING, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Retained Earnings	Comprehensive Income	Total
Balance January 1, 2018	$ 84,709	$ -	$ 84,709
Shareholder Distributions	(135,568)	-	(135,568)
Net Income	55,903	-	55,903
Balance December 31, 2018	5,044	-	5,044
Shareholder Distributions	(141,438)	-	(141,438)
Net Income	24,621	-	24,621
Balance December 31, 2019	$ (111,773)	$ -	$ (111,773)

See accountant's report and notes to financial statements.

INDY BRAND CLOTHING, LLC

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Year Ended 12/31/2019	Year Ended 12/31/2018
Cash Flows from Operating Activities:		
Net Income (Loss)	$24,621	$55,903
Adjustments to Reconcile Net Income (Loss) to		
Net Cash Provided by Operating Activities:		
Depreciation and Amortization	5,583	5,451
(Increase) Decrease in Accounts Receivable	-	-
(Increase) Decrease in Inventories	(45,392)	-
(Increase) Decrease in Prepaid Expenses	-	(24,919)
Increase (Decrease) in Accounts Payable	17,380	40,830
Increase (Decrease) in Accrued Liabilities	32	(562)
Total Adjustments	(22,397)	20,800
Net Cash Provided (Used) by Operating Activities	2,224	76,703
Cash Flows Used In Investing Activities:		
Cash Payments for the Purchase of Property	-	(657)
Cash Flows from Financing Activities		
Proceeds from Notes Payable	103,256	-
Principal Payments on Notes Payable		
Members' Distributions	(141,438)	(135,568)
Net Cash Provided (Used) by Financing Activities	(38,182)	(135,568)
Net Increase (Decrease) in Cash and Cash Equivalents	(35,958)	(59,522)
Cash and Equivalents - Beginning of Year	21,440	80,961
Cash and Equivalents - End of Year	($14,518)	$21,439

See accountant's report and notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Ownership – Indy Brand Clothing, LLC. (the Company) is a lifestyle clothing brand, dedicated to the wild at heart. The Company is located in American Fork, Utah.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventory – Inventory is carried at the lower of cost or market, with cost determined by the first-in, first-out (FIFO) method.

Property and Equipment – Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Furniture	7 years
Equipment	5-7 years
Computer equipment and tooling	5 years
Automobiles	5-7 years

Income Taxes – The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal and state corporate income taxes on its taxable income. Instead, the Company's stockholder is liable for individual Federal and state income taxes based on the Company's taxable income. The taxes that precede the 2016 tax year are closed for examination by the Internal Revenue Service.

In 2020 the Company elected to be taxed as a C- Corporation for income tax purposes.

Revenue Recognition – The Company recognizes revenue when the product is shipped to the customer.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

INVENTORY

Inventory consists of the following:	2019	2018
Finished Goods	$ 45,392	$ -
	$ 45,392	$ -

2. PROPERTY AND EQUIPMENT

	2019		2018	
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Computers	$9,031	$4,533	$9,031	$2,935
Equipment	2,639	937	2,639	560
Office Furniture	9,149	3,458	9,149	2,150
Autos	11,500	4,983	11,500	2,683
Total	$32,319	$13,911	$32,319	$8,328

3. PROPERTY AND EQUIPMENT (*Continued*)

Depreciation expense on property and equipment for the years ending December 31, 2019, and December 31, 2018, was $5,451 and $5,583, respectively.

4. NOTE PAYABLE

During 2019, the Company entered into a note payable in the amount of $113,685. The note carries no interest rate. The note requires a payment of 15% of sales collected through the Pay Pal account or a minimum payment due every 90 days of $5,684, whichever is greater. The principal maturity schedule of the note will reflect the minimum payment, due to the contingent nature of the sales collected. The principal balance of the note at December 31, 2019 is $95,968. The principal maturity for the note payable is as follows:

Year	Amount
2020	$ 23,456
2021	23,456
2022	23,456
2023	25,600
Total	$ 95,968

4. COMMITMENTS AND CONTINGENCIES

Lease Obligations:

Rental Expense - During the year 2018 through July of 2019 the Company rented a facility on a month-to-month operating lease with monthly payments of approximately $1,595.02.

The total rental and lease expense for the years ending December 31, 2019, and December 31, 2018, was approximately $29,866 and $19,140, respectively.

5. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2019 a member issued a note payable in the amount of $30,744   The note has no interest rate or repayment terms. It will be classified as a current liability on the balance sheet.

In August of 2019, the Company began renting facilities from the Company's members under a month-to-month operating lease, with monthly payments were approximately $2,872 .

8. SUBSEQUENT EVENTS

Subsequent events were evaluated through February 13, 2020, which is the date the financial statements were available to be issued.

In 2020 the Company elected to be taxed as a C- Corporation for income tax purposes.